Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary

(Related to the Pricing Supplement No. 2006-MTNDD042,

Subject to Completion, Dated October 13, 2006)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes

Based Upon Two Baskets of Currencies

Due 2007

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

October 13, 2006

Principal-Protected Notes

Based Upon Two Baskets of Currencies

Due 2007

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon Two Baskets of Currencies (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these notes offer investors the safety of 100% principal protection at maturity. However, instead of paying periodic interest, the return on these Notes, if any, is paid at maturity and is based upon the difference between the return of Currency Basket A and the return of Currency Basket B. Currency Basket A is comprised of the Brazilian real, Indonesian rupiah, South African rand and Turkish lira. Currency Basket B is comprised of the Swiss franc and Japanese yen. This investment pays a return to investors at maturity when the average percentage change in the value of the Basket A Currencies relative to the U.S. dollar is equal to or greater than the average percentage change in the value of the Basket B Currencies relative to the U.S. dollar, without investors putting their initial investments in the Notes at risk. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to maturity.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Supplemental Return Amount, which may be positive or zero. The Supplemental Return Amount will depend on the difference between (i) the Currency Basket A Return, which is the average percentage change in the value of the Basket A Currencies relative to the U.S. dollar from the Pricing Date to the Valuation Date and (ii) the Currency

Basket B Return, which is the average percentage change in the value of the Basket B Currencies relative to the U.S. dollar during the same period. The return on your investment in the Notes will be higher if the values of the Basket A Currencies relative to the U.S. dollar outperform the values of the Basket B Currencies relative to the U.S. dollar. Conversely, you will receive only the principal amount of your investment in the notes if the values of the Basket B Currencies relative to the U.S. dollar outperform the values of the Basket A Currencies relative to the U.S. dollar.

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than approximately 15% to 17% (to be determined on the Pricing Date), the payment you will receive at maturity will be directly linked to the difference between the Currency Basket A Return and the Currency Basket B Return (expressed as a percentage) and greater than the principal amount of each Note you then hold. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than or equal to zero but less than or equal to approximately 15% to 17% (to be determined on the Pricing Date), the payment you will receive at maturity will be approximately 115% to 117% of the principal amount of each Note you then hold. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than zero, the payment you will receive at maturity will equal only the principal amount of each Note you then hold.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting that the Basket A Currencies will outperform the Basket B Currencies over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon Two Baskets of Currencies due 2007
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	, 2006
Issue Date:	, 2006
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately one year after the Issue Date
Interest:	None
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Supplemental Return Amount, which may be positive or zero
Supplemental Return Amount:

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than approximately 15% to 17% (to be determined on the Pricing Date), the product of (i) US$1,000 and (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage)

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than or equal to zero but less than or equal to approximately 15% to 17% (to be determined on the Pricing Date), the product of (i) US$1,000 and (ii) approximately 15% to 17% (to be determined on the Pricing Date)

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than zero, zero

Currency Basket A Return:	The sum of the Currency Returns for each of the Basket A Currencies, expressed as a percentage
Currency Basket B Return:	The sum of the Currency Returns for each of the Basket B Currencies, expressed as a percentage
Basket A Currencies:	Brazilian real, Indonesian rupiah, South African rand and Turkish lira
Basket B Currencies:	Swiss franc and Japanese yen
Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	25% for each of the Basket A Currencies and 50% for each of the Basket B Currencies
Starting Exchange Rate:	Each of the USD/BRL, USD/IDR, USD/ZAR, USD/TRY, USD/CHF and USD/JPY Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USD/BRL, USD/IDR, USD/ZAR, USD/TRY, USD/CHF and USD/JPY Exchange Rates on the Valuation Date
USD/BRL Exchange Rate:	The U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian réais per one U.S. dollar, as reported by Reuters on page “BRFR,” or any substitute page, at 5:00 p.m. (New York City time) on any relevant date.
USD/IDR Exchange Rate:	The U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiahs per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/ZAR Exchange Rate:	The U.S. dollar/South African rand exchange rate in the global spot foreign exchange market, expressed as the amount of South African rands per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/TRY Exchange Rate:	The U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish liras per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
USD/CHF Exchange Rate:	The U.S. dollar/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss francs per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

USD/JPY Exchange Rate:	The U.S. dollar/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Agent’s Discount:	0.00%
Calculation Agent:	Citigroup Financial Products, Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Return Potential

If the Currency Basket A Return is greater than or equal to the Currency Basket B Return, your return on the Notes will be at least approximately 15% to 17% (to be determined on the Pricing Date). If the difference between the Currency Basket A Return and the Currency Basket B Return exceeds approximately 15% to 17% (to be determined on the Pricing Date) your return on the Notes will be directly linked to that greater amount.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket A Currencies and the Basket B Currencies.

■	Diversification

The Notes are based on the performance of the Basket A Currencies relative to the Basket B Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Supplemental Return Amount May Be Zero

Unless the Currency Basket A Return is greater than or equal to the Currency Basket B Return, the Payment at Maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the return on the Basket A Currencies is greater than the return on the Basket B Currencies at one or more times during the term of the Notes, but the Currency Basket A Return is less than the Currency Basket B Return on the Valuation Date.

■	Reference to Two Baskets of Currencies May Lower Your Return

Any increase in the values of the Basket A Currencies may be offset by an increase in the values of the Basket B Currencies, thereby resulting in a lower return or no return on your investment. This may be true even if all the currencies in both baskets increase in value relative to the U.S. dollar. In addition, a significant change in the value of one currency but not the other currencies in the same basket relative to the U.S. dollar may be substantially or entirely offset by an opposite change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, if the Currency Basket A Return is less than the Currency Basket B Return, the Payment at Maturity will be equal to only your initial investment in the Notes and the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the

Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket A Currencies are the Brazilian real , Indonesian rupiah, South African rand and Turkish lira and the Basket B Currencies are the Swiss franc and Japanese yen (together, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USD/BRL Exchange Rate, the U.S. dollar and the Indonesian rupiah in the case of the USD/IDR Exchange Rate, the U.S. dollar and the South African rand in the case of the USD/ZAR Exchange Rate, the U.S. dollar and the Turkish lira in the case of the USD/TRY Exchange Rate, the U.S. dollar and the Swiss franc in the case of the USD/CHF Exchange Rate and the U.S. dollar and the Japanese yen in the case of the USD/JPY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USD/BRL Exchange Rate has increased from 1.00 to 2.00, it means the value of one Brazilian real (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50.

Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Brazilian real is the official currency of Brazil.

The Indonesian rupiah is the official currency of Indonesia.

The South African rand is the official currency of South Africa.

The Turkish lira is the official currency of Turkey.

The Swiss franc is the official currency of Switzerland.

The Japanese yen is the official currency of Japan.

We have obtained all information in this offering summary relating to the Brazilian real, Indonesian rupiah, South African rand, Turkish lira, Swiss franc, Japanese yen and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following tables set forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

BASKET A CURRENCIES

USD/BRL Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	2.1720	2.4795	2.8325	2.7850
	Low	1.9310	2.1375	2.3315	2.2945
2002	High	2.4625	2.8805	3.8725	3.9505
	Low	2.2950	2.2650	2.8015	3.4740
2003	High	3.6650	3.3135	3.0675	2.9475
	Low	3.2610	2.8385	2.8155	2.8310
2004	High	2.9645	3.2118	3.0782	2.8800
	Low	2.7820	2.8755	2.8505	2.6530
2005	High	2.7640	2.6588	2.4870	2.3800
	Low	2.5665	2.3325	2.2140	2.1615
2006 (through October 12)	High	2.3364	2.3525	2.2244	2.1758
	Low	2.1040	2.0555	2.1230	2.1500

The USD/BRL Exchange Rate appearing on Reuters page “BRFR” at 5:00 p.m. (New York City time) on October 12, 2006 was 2.1542.

USD/IDR Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	10500	12000	11365	10925
	Low	9350	10430	8485	9740
2002	High	10435	9803	9250	9345
	Low	9575	8545	8700	8815
2003	High	9088	8899	8625	8580
	Low	8830	8175	8177	8362
2004	High	8663	9440	9370	9320
	Low	8317	8573	8800	8938
2005	High	9515	9760	10775	10303
	Low	9135	9430	9725	9685
2006 (through October 12)	High	9815	9495	9295	9228
	Low	9045	8703	9045	9205

The USD/IDR Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on October 12, 2006 was 9205.

USD/ZAR Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	8.0550	8.1600	9.0265	12.4450
	Low	7.5175	7.8800	8.0035	9.0219
2002	High	12.4150	11.3555	10.8800	10.5225
	Low	10.9850	9.6968	9.9500	8.5702
2003	High	9.0502	8.1930	7.7500	7.2063
	Low	7.8651	7.1029	6.9309	6.2025
2004	High	7.3850	7.0350	6.7463	6.6075
	Low	6.2925	6.1362	5.9290	5.6175
2005	High	6.3600	6.9200	6.8650	6.7830
	Low	5.6537	5.9462	6.2550	6.2815
2006 (through October 12)	High	6.3547	7.4268	7.7476	7.8812
	Low	5.9590	5.9606	6.7335	7.5437

The USD/ZAR Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on October 12, 2006 was 7.5437.

USD/TRY Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.0883	1.3060	1.5575	1.6493
	Low	0.6615	1.0960	1.2760	1.4125
2002	High	1.4500	1.6551	1.6951	1.6976
	Low	1.3055	1.2955	1.5725	1.5231
2003	High	1.7690	1.6930	1.4370	1.5225
	Low	1.5970	1.4150	1.3525	1.3715
2004	High	1.4065	1.5580	1.5235	1.5090
	Low	1.3093	1.3105	1.4285	1.3435
2005	High	1.3965	1.4063	1.3815	1.3690
	Low	1.2570	1.3305	1.3125	1.3380
2006 (through October 12)	High	1.3590	1.7076	1.5987	1,5160
	Low	1.3028	1.3175	1.4380	1.4707

The USD/TRY Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on October 12, 2006 was 1.4707.

BASKET B CURRENCIES

USD/CHF Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	1.7428	1.8052	1.8181	1.6936
	Low	1.5980	1.6916	1.5790	1.6081
2002	High	1.7192	1.6759	1.5198	1.5121
	Low	1.6442	1.4810	1.4402	1.3836
2003	High	1.4029	1.3936	1.4189	1.3771
	Low	1.3259	1.2832	1.3192	1.2391
2004	High	1.2961	1.3148	1.2826	1.2649
	Low	1.2211	1.2370	1.2229	1.1310
2005	High	1.2243	1.2824	1.3039	1.3256
	Low	1.1481	1.1781	1.2299	1.2708
2006 (through October 12)	High	1.3228	1.3044	1.2553	1.2726
	Low	1.2569	1.1976	1.2234	1.2433

The USD/CHF Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on October 12, 2006 was 1.2695.

USD/JPY Exchange Rate		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001	High	126.33	126.80	125.87	131.79
	Low	113.57	119.22	116.38	119.88
2002	High	134.71	133.48	123.90	125.51
	Low	127.56	119.47	115.81	118.52
2003	High	121.69	120.55	120.55	110.99
	Low	116.84	116.08	110.78	106.97
2004	High	112.04	114.51	111.99	111.35
	Low	104.22	103.68	108.19	102.08
2005	High	107.57	110.92	113.51	121.04
	Low	102.05	104.46	109.16	113.30
2006 (through October 12)	High	119.04	118.69	118.06	119.72
	Low	114.15	109.76	114.04	117.64

The USD/JPY Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on October 12, 2006 was 119.44.

Historical Graphs

The following graphs shows the daily values of each of the USD/BRL, USD/IDR, USD/ZAR, USD/TRY, USD/CHF and USD/JPY exchange rates in the period from January 1, 2001 through

October 10, 2006 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

BASKET A CURRENCIES

BASKET B CURRENCIES

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: November 13, 2006

■	Issue Date: November 20, 2006

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the USD/BRL Exchange Rate: 2.150

■	Starting Exchange Rate of the USD/IDR Exchange Rate: 9300

■	Starting Exchange Rate of the USD/ZAR Exchange Rate: 7.700

■	Starting Exchange Rate of the USD/TRY Exchange Rate: 1.600

■	Starting Exchange Rate of the USD/CHF Exchange Rate: 1.250

■	Starting Exchange Rate of the USD/JPY Exchange Rate: 116.000

■	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than 16%, the Supplemental Return Amount will equal the product of (i) US$1,000 and (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage).

■	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than or equal to zero but less than or equal to 16%, the Supplemental Return Amount will equal the product of (i) US$1,000 and (ii) 16%.

■	If the Currency Basket A Return minus the Currency Basket B Return is less than zero, the Supplemental Return Amount will equal zero.

■	Maturity Date: November 21, 2007

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the calculation formula of the Supplemental Return Amount.

Example	Ending Exchange Rate						Currency Basket A Return (1)	Currency Basket B Return (2)	Currency Basket A Return minus Currency Basket B Return	Supplemental Return Amount (3)	Payment at Maturity (4)	Return on the Notes
	USD/ BRL	USD/ IDR	USD/ ZAR	USD/ TRY	USD/ CHF	USD/ JPY
1	2.536	10368	7.280	1.455	1.497	96.32	-3.73%	-1.40%	-2.33%	$0.00	$1,000.00	0.00%
2	2.104	10657	7.461	1.889	1.368	95.85	-6.85%	3.97%	-10.82%	$0.00	$1,000.00	0.00%
3	1.935	11469	9.064	1.525	0.956	108.93	-6.59%	14.81%	-21.39%	$0.00	$1,000.00	0.00%
4	2.112	8689	6.437	1.957	1.025	91.11	0.61%	19.73%	-19.12%	$0.00	$1,000.00	0.00%
5	2.299	10425	7.481	1.424	1.055	116.27	-1.30%	7.68%	-8.98%	$0.00	$1,000.00	0.00%
6	2.045	7611	8.244	1.507	1.406	88.89	5.45%	5.45%	0.00%	$160.00	$1,160.00	16.00%
7	2.030	7538	8.195	1.405	1.471	89.90	7.57%	2.41%	5.16%	$160.00	$1,160.00	16.00%
8	1.779	8201	5.968	1.494	0.960	114.69	14.55%	12.16%	2.38%	$160.00	$1,160.00	16.00%
9	2.144	9105	9.382	1.940	1.327	144.59	-10.18%	-15.40%	5.22%	$160.00	$1,160.00	16.00%
10	2.188	7669	8.102	1.224	1.402	127.29	8.51%	-10.95%	19.46%	$194.59	$1,194.59	19.46%
11	1.824	7190	8.274	1.208	1.472	126.37	13.72%	-13.35%	27.07%	$270.74	$1,270.74	27.07%

(1) Currency Basket A Return = Sum of	(	Starting Exchange Rate – Ending Exchange Rate	X	Allocation Percentage (25%))
Starting Exchange Rate

for USD/BRL, USD/IDR, USD/ZAR and USD/TRY Exchange Rates.

(2) Currency Basket B Return = Sum of	(	Starting Exchange Rate – Ending Exchange Rate	X	Allocation Percentage (50%))
Starting Exchange Rate

for USD/CHF and USD/JPY Exchange Rates.

(3)	If Currency Basket A Return minus Currency Basket B Return is greater than 16%, Supplemental Return Amount = US$1,000 x (Currency Basket A Return – Currency Basket B Return)

If Currency Basket A Return minus Currency Basket B Return is greater than or equal to 0% but less than or equal to 16%, Supplemental Return Amount = US$1,000 x 16% = US$160

If Currency Basket A Return minus Currency Basket B Return is less than 0%, Supplemental Return Amount = US$0

(4)	Payment at Maturity = US$1,000 + Supplemental Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed annual comparable yield of         %, compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the amount the Notes pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

You should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Reuters page “BRFR” or “FXBENCH2,” as applicable, or any substitute page thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Supplemental Return Amount” in the preliminary pricing supplement for more information.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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